           SUPPLEMENT TO THE OFFER TO PURCHASE DATED AUGUST 12, 1998
                           OFFER TO PURCHASE FOR CASH
                                   MGZ CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                          MENTOR GRAPHICS CORPORATION
                                HAS AMENDED ITS
                           OFFER TO PURCHASE FOR CASH
             AND IS NOW OFFERING TO PURCHASE UP TO AN AGGREGATE OF
                        2,100,000 SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                         QUICKTURN DESIGN SYSTEMS, INC.
                                       AT
                               $14 NET PER SHARE

   THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 12:00
                                   MIDNIGHT,
 NEW YORK CITY TIME, ON MONDAY, JANUARY 11, 1999 UNLESS THE OFFER IS EXTENDED.

THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE MINIMUM CONDITION, THE RIGHTS CONDITION, THE SECTION 203 CONDITION OR THE HSR CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE AND/OR THE FIRST SUPPLEMENT). THE OFFER IS SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN SECTION 9 OF THIS SECOND SUPPLEMENT.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the revised Letter of Transmittal (or a facsimile thereof) delivered herewith in accordance with the instructions in the revised Letter of Transmittal and mail or deliver it, together with the certificate(s) evidencing tendered Shares and, if separate, the certificates representing the Rights, and any other required documents, to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase and Section 2 of this Second Supplement or
(2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

    STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, AS AMENDED.

    TO BE VALID, A TENDER OF SHARES MUST BE ACCOMPANIED BY CERTIFICATES REPRESENTING SHARES OR THE BOOK-ENTRY TRANSFER PROCEDURES MUST BE COMPLIED WITH ON A TIMELY BASIS. SHARES MAY NOT BE TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES AFTER THE DATE HEREOF.

    In order to acquire Shares in a timely fashion and announce a proration number, if any, at the earliest practicable date following the Expiration Date (as defined), guarantees of delivery of Shares will no longer be accepted pursuant to the Offer. All stockholders who have previously tendered Shares using guarantee of delivery procedures have either perfected their tender by delivering their Shares and any other required documents or have withdrawn their tenders. Parent understands that no Shares that have been tendered and not withdrawn remain subject to guarantee of delivery procedures.

    Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Second Supplement. Additional copies of this Second Supplement, the First Supplement, the Offer to Purchase, the revised Letter of Transmittal and other tender offer materials may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON SMITH BARNEY

December 28, 1998

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
INTRODUCTION...............................................................................................          1

       1.  Terms of the Offer; Proration; Expiration Date...............................          3
       2.  Procedure for Tendering Shares...............................................          4
       3.  Price Range of Shares........................................................          5
       4.  Certain Information Concerning the Company...................................          5
       5.  Certain Information Concerning Parent and Purchaser..........................          6
       6.  Source and Amount of Funds...................................................          8
       7.  Background of the Offer......................................................          8
       8.  Purpose of the Offer and the Proposed Merger; Plans for the Company..........         11
       9.  Certain Conditions of the Offer..............................................         11
      10.  Legal Proceedings............................................................         15
      11.  Schedules....................................................................         19
      12.  Miscellaneous................................................................         19

To the Holders of Common Stock (including the Associated Preferred Stock Purchase Rights) of Quickturn Design Systems, Inc.:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"), as previously amended and supplemented by the Supplement to the Offer to Purchase, dated August 27, 1998 (the "First Supplement"), of MGZ Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Parent" or "Mentor Graphics"), pursuant to which Purchaser is offering to purchase shares of common stock, par value $.001 per share (the "Company Common Stock"), of Quickturn Design Systems, Inc., a Delaware corporation (the "Company"), together with the associated preferred share purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of January 10, 1996, as amended, between the Company and The First National Bank of Boston, as Rights Agent.

    Pursuant to this Second Supplement to the Offer to Purchase (the "Second Supplement"), Purchaser is increasing the offering price in the tender offer for Shares of the Company to $14 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), from $12.125 per Share, and reducing the number of Shares being sought to 2,100,000 Shares, all upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement and this Second Supplement, and in the revised Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer"). THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE MINIMUM CONDITION, THE RIGHTS CONDITION, THE SECTION 203 CONDITION OR THE HSR CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE AND/OR THE FIRST SUPPLEMENT). See Section 1 of the Offer to Purchase, Sections 1 and 2 of the First Supplement and Section 1 of this Second Supplement.

    On December 9, 1998, the Company announced that it had signed a merger agreement with Cadence Design Systems, Inc. ("Cadence") pursuant to which Cadence would acquire the Company in a stock merger in which each stockholder would receive Cadence common stock with a value of $14 per share. On December 15, 1998, Parent sent a letter to Mr. Keith R. Lobo, President and Chief Executive Officer of the Company, stating that Mentor Graphics is prepared to pay more for the Company in a negotiated transaction than the $14 per share price being proposed by Cadence. On December 15, 1998, the Company announced that it is committed to its merger with Cadence. See "Background of the Offer."

    On December 15, 1998, Parent commenced a new lawsuit in the Court of Chancery against the Company, the Company Board and Cadence seeking, among other things, to invalidate the $10,557,000 termination fee (the "Termination Fee") and the $3,500,000 expense reimbursement fee (the "Reimbursement Fee") under the Cadence merger agreement and the lock-up option for Cadence to purchase 19.9% of the Company's outstanding Shares (the "Lock-Up Option"). The Lock-Up Option provides that, should the Company accept an acquisition proposal from a party other than Cadence, Cadence can, in lieu of exercising the option, require the Company to make a "Total Payment" to Cadence of up to $14,075,000. Because "Total Payment" is defined in the Company's merger agreement with Cadence to include the Termination Fee, but not the Reimbursement Fee, the maximum amount payable to Cadence is $17,575,000 (the "Break-Up Fee").

    Purchaser and Parent will continue to seek to negotiate a merger agreement or similar business combination between the Company and Purchaser or another direct or indirect subsidiary of Parent at the Offer Price (the "Proposed Merger"). The purpose of the Offer is for Parent, through Purchaser, to increase its equity interest in the Company as the first step in completing the Proposed Merger between Purchaser and the Company. In the event that Parent is successful in invalidating all or any portion of the Break-Up Fee and the Proposed Merger with Purchaser or another direct or indirect subsidiary of Parent is consummated, Parent intends to pay to all stockholders whose Shares are converted pursuant to the Proposed Merger an amount per Share which is equal to the Offer Price, which is currently $14, plus the lesser of (a) $.60 and (b) the quotient of (i) seventy five percent (75%) of any portion of the Break-Up Fee which has been invalidated divided by (ii) the total number of Shares outstanding on the date immediately preceding the date of the closing of the Proposed Merger.

    Parent stands ready to consider increasing the Offer Price and the price to be paid per Share in the Proposed Merger if negotiation and due diligence demonstrate greater value of the Company to Parent.

                              THE SPECIAL MEETING

    On September 11, 1998, Dr. Walden C. Rhines, Gregory K. Hinckley and Dean M. Freed called a special meeting of stockholders of the Company by delivering to the Company agent designations (the "Agent Designations") executed by holders of greater than 10% of the Shares (including Shares owned by Parent). Also on September 11, 1998, Parent commenced mailing its definitive Proxy Statement to the Company's stockholders. A Special Meeting of Stockholders of the Company will be held on January 8, 1999 at the time and place designated by the Company in its proxy materials, or at any adjournment, postponement or continuation thereof (the "Special Meeting"). The proposals made by Parent to be presented at the Special Meeting are as follows: (i) to remove all members of the Company Board, (ii) to adopt an amendment to Section 3.2 of Article III of the Company's Bylaws (the "Company Bylaws") to reduce the authorized number of Company directors from eight to five, (iii) to elect Gideon Argov, Scott H. Bice, Harry
L. Demorest, C. Scott Gibson and Michael J.K. Savage (the "Nominees") to fill the five vacancies on the Company Board resulting from the removal of the incumbent directors, (iv) to adopt a stockholder resolution repealing each provision of the Company Bylaws or any amendment thereto adopted by the Company Board subsequent to March 30, 1998 and prior to the effective date of the Proposals, and (v) to take action on any procedural matter, or any substantive matter that Parent does not know of within a reasonable time before the Special Meeting, which is properly brought before the Special Meeting (the "Proposals"). The solicitation of proxies from the Company's stockholders in favor of the Nominees and the other Proposals is being made pursuant to a separate proxy solicitation. Stockholders of record at the close of business on November 10, 1998, the record date, will be entitled to notice of, and to vote at, the Special Meeting and all stockholders may tender all or any portion of such stockholder's Shares in the Offer.

    If elected as directors of the Company, Parent would encourage the Nominees, subject to their fiduciary duties as directors of the Company under applicable law and in accordance with the Company's rights and obligations under the merger agreement with Cadence, to seek to auction the Company to the highest bidder. Parent would also encourage the Nominees, subject to their fiduciary duties as directors of the Company under applicable law and in accordance with the Company's rights and obligations under the merger agreement with Cadence, to allow any bidder, including Parent, promptly to conduct a due diligence review of the Company and to seek to execute a merger agreement with the highest bidder. Parent believes that any such merger agreement could be executed within 30 days of the Nominees being elected as directors of the Company.

    As of November 30, 1998, there were 18,095,580 Shares outstanding. Parent currently owns 591,500 Shares, or approximately 3.3% of the outstanding Shares. Following consummation of the Offer, Parent will own 2,691,500 Shares, or 14.9% of the outstanding common stock, assuming 2,100,000 Shares are tendered into the Offer and not withdrawn. To the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Shares as would result in the occurrence of a Distribution Date (as defined in the Offer to Purchase) or cause the Purchaser to become an Acquiring Person (as defined in the Offer to Purchase), Purchaser expressly reserves the right, at any time and from time to time, to further amend the Offer to change the number of Shares being sought in the Offer so that the number of Shares that Purchaser would own upon consummation thereof would represent such number of Shares then outstanding as would not result in the occurrence of a Distribution Date, or cause the Purchaser to become an Acquiring Person, at such time. Any such amendment would be made in compliance with applicable rules and regulations of the Securities and Exchange Commission (the "Commission").

    THIS SECOND SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT, OR AUTHORIZATION FOR OR WITH RESPECT TO ANY SPECIAL MEETING OF THE COMPANY'S STOCKHOLDERS. THE SOLICITATION OF PROXIES TO REMOVE THE COMPANY BOARD, REDUCE THE AUTHORIZED NUMBER OF DIRECTORS, ELECT THE NOMINEES AND TAKE OTHER ACTION AT THE SPECIAL MEETING WILL BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

    THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT AND THIS SECOND SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    This Second Supplement should be read in conjunction with the Offer to Purchase and the First Supplement. Except as set forth in this Second Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the First Supplement remain applicable in all respects to the Offer. Terms used but not defined herein have the meanings set forth in the Offer to Purchase or the First Supplement.

1.  TERMS OF THE OFFER; PRORATION; EXPIRATION DATE

    The discussion set forth in Section 1 of the Offer to Purchase and Section 2 of the First Supplement is hereby amended and supplemented as follows:

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for up to an aggregate of 2,100,000 Shares that are validly tendered prior to the Expiration Date (as defined herein) and not properly withdrawn in accordance with Section 4 of the Offer to Purchase. The term "Expiration Date" means 12:00 midnight, New York City time, on January 11, 1999 unless Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

    THE OFFER IS CONDITIONED UPON SATISFACTION OF THE CONDITIONS SET FORTH IN
SECTION 9 OF THIS SECOND SUPPLEMENT.

    PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION) TO AMEND OR WAIVE ANY TERMS AND CONDITIONS OF THE OFFER.

    If more than 2,100,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only 2,100,000 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Purchaser may not be able to announce the final results of proration or pay for Shares until two business days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable on the next business day after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent and also may be able to obtain such preliminary information from their brokers.

    In the event the Offer is not consummated, Purchaser currently intends to explore all options which may be available to it, which may include, without limitation, seeking to acquire additional Shares through open market purchases or privately negotiated transactions, which may be at a price more or less than the Offer Price. Purchaser also reserves the right to dispose of Shares.

2.  PROCEDURE FOR TENDERING SHARES

    The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

    TO BE VALID, A TENDER OF SHARES MUST BE ACCOMPANIED BY CERTIFICATES REPRESENTING SHARES OR THE BOOK-ENTRY TRANSFER PROCEDURES MUST BE COMPLIED WITH ON A TIMELY BASIS. SEE SECTION 3 OF THE OFFER TO PURCHASE.

    In order to acquire Shares in a timely fashion and announce a proration number, if any, at the earliest practicable date following the Expiration Date, guarantees of delivery of Shares will no longer be accepted pursuant to the Offer. All stockholders who have previously tendered Shares using guarantee of delivery procedures have either perfected their tender by delivering their Shares and any other required documents or have withdrawn their tenders. Parent understands that no Shares that have been tendered and not withdrawn remain subject to guarantee of delivery procedures.

    The revised Letter of Transmittal distributed with this Second Supplement may be used to tender Shares. Tendering stockholders also may continue to use the Letter of Transmittal previously delivered with the Offer to Purchase and the First Supplement to tender Shares. HOWEVER, THE PROVISIONS IN THE PREVIOUSLY DISTRIBUTED LETTER OF TRANSMITTAL RELATING TO GUARANTEED DELIVERY WILL NO LONGER BE APPLICABLE TO THE OFFER. By tendering Shares pursuant to the revised Letter of Transmittal or the Letter of Transmittal previously delivered, tendering stockholders will be deemed to represent and warrant to Parent and Purchaser that the tender of Shares complies with Rule 14e-4 under the Exchange Act.

    STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, AS AMENDED.

    By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as the stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the appropriate Letter of Transmittal, to the full extent of the stockholder's right with respect to the Shares (or, if applicable, the Rights) tendered by that stockholder and accepted for payment by Purchaser (and any and all other Shares or other securities or rights issued or issuable in respect of these Shares on or after August 12, 1998). All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment is effective upon the acceptance for payment of Shares by Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior proxies, other than any proxies in favor of the proposals set forth in the Proxy Statement, given by the stockholder with respect to these Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consents executed by the stockholder (and, if given or executed, will not be deemed effective) with respect to these Shares. The designees of Purchaser will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of the stockholder as they, in their reasonable judgment, deem proper in respect of any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, or by written consent in lieu of any meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for the Shares, Purchaser or its designee must be able to exercise full voting and other rights with respect to the Shares and the other securities or rights issued or issuable in respect of the Shares, including the voting of Shares at any stockholders meeting (whether annual or special or whether or not adjourned) or written consents in lieu of any meeting or otherwise.

3.  PRICE RANGE OF SHARES

    The discussion set forth in Section 6 of the Offer to Purchase and Section 3 of the First Supplement is hereby amended and supplemented as follows:

    The high and low last sales prices per Share as reported by the Nasdaq National Market for the fourth quarter of 1998 (through December 23, 1998) were $9.50 and $14.6875, respectively. HOLDERS OF SHARES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

4.  CERTAIN INFORMATION CONCERNING THE COMPANY

    The discussion set forth in Section 7 of the Offer to Purchase and Section 4 of the First Supplement is hereby amended and supplemented as follows:

    FINANCIAL INFORMATION. Set forth below is selected consolidated financial data with respect to the Company excerpted or derived in part from the audited financial statements contained in the Company Form 10-K and from the unaudited financial statements contained in the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1998 and September 30, 1997, in each case filed by the Company with the Commission. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission. For the periods covered by such reports, the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth in
Section 7 of the Offer to Purchase.

                         QUICKTURN DESIGN SYSTEMS, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,          YEAR ENDED DECEMBER 31, (1)
                                                        ----------------------  ---------------------------------
                                                           1998      1997 (2)    1997 (2)    1996 (3)   1995 (3)
                                                        ----------  ----------  ----------  ----------  ---------
STATEMENTS OF OPERATIONS DATA
Total Revenues........................................  $   73,089  $   77,904  $  110,404  $  109,578  $  82,442
Research and development..............................  $   17,811  $   17,555  $   23,499  $   19,706  $  15,436
Operating income (loss)...............................  $  (15,860) $  (18,022) $  (13,466) $   17,973  $  11,085
Net income (loss).....................................  $   (8,047) $   (8,924) $   (5,346) $   14,131  $  12,478
Gross margin percent..................................         60%         69%         70%         70%        70%

PER SHARE DATA
Net income (loss) per share--basic....................  $    (0.45) $    (0.53) $    (0.31) $     0.87  $    0.81
Net income (loss) per share--diluted..................  $    (0.45) $    (0.53) $    (0.31) $     0.79  $    0.74
Cash dividends per common share outstanding...........  $       --  $       --  $       --  $       --  $      --
Weighted average number of shares
  outstanding--basic..................................      17,772      16,954      17,110      16,323     15,497
Weighted average number of shares
  outstanding--diluted................................      17,772      16,954      17,110      17,912     16,806

BALANCE SHEET DATA (AS OF THE DATES INDICATED)
Cash and investments, short-term......................  $   37,792  $   33,613  $   32,808  $   36,404  $  31,397
Cash and investments, long-term.......................  $   20,995  $   16,837  $   20,326  $   18,198  $   9,110
Working capital.......................................  $   41,693  $   48,778  $   51,143  $   49,243  $  44,381
Property, plant and equipment, net....................  $   12,838  $   10,360  $   11,118  $   11,243  $  13,003
Total assets..........................................  $  118,070  $  116,577  $  129,192  $  111,977  $  94,240
Short-term borrowings.................................  $       --  $    1,437  $    1,095  $    3,502  $   3,401
Long-term debt and other deferrals....................  $       --  $       --  $       --  $       --  $   3,701
Stockholders' equity..................................  $   84,856  $   87,508  $   91,898  $   84,045  $  66,337

------------------------

(1) Effective in 1997, the Company changed its fiscal year to December 31 from a 52-week or 53-week year, ending on the last Sunday in December.

(2) The 1997 results include one-time acquisition and merger related charges of $19.2 million.

(3) The 1995 and 1996 results of operations and certain balance sheet data have been restated to reflect the February 1997 merger of the Company with SpeedSim-TM-, Inc. which was accounted for as a pooling of interests.

5. CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER

    The discussion set forth in Section 8 of the Offer to Purchase and Section 5 of the First Supplement is hereby amended and supplemented as follows:

    FINANCIAL INFORMATION. Set forth below is selected consolidated financial data relating to Parent and its subsidiaries for Parent's last three fiscal years, which have been excerpted or derived from the audited financial statements contained in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and from the unaudited financial statements contained in Parent's Quarterly Report on Form 10-Q for the quarters ended September 30, 1998 and September 30, 1997, in each case filed by Parent with the Commission. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following financial data is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein.

                          MENTOR GRAPHICS CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                                       ----------------------  ----------------------------------
                                                        1998 (1)    1997 (2)    1997 (2)      1996        1995
                                                       ----------  ----------  ----------  ----------  ----------
STATEMENTS OF OPERATIONS DATA
Total Revenues.......................................  $  345,058  $  332,203  $  454,727  $  447,886  $  432,517
Research and development.............................  $   86,635  $   82,960  $  112,227  $   92,905  $   86,782
Operating income (loss) (3)(4).......................  $    4,866  $  (28,254) $  (36,370) $   (9,849) $   52,554
Net income (loss)....................................  $    1,053  $  (22,516) $  (31,307) $   (4,978) $   50,506
Gross margin percent.................................         73%         63%         65%         70%         73%

PER SHARE DATA
Net income (loss) per share--basic...................  $     0.02  $    (0.35) $    (0.48) $    (0.08) $     0.79
Net income (loss) per share--diluted.................  $     0.02  $    (0.35) $    (0.48) $    (0.08) $     0.78
Cash dividends per common share outstanding..........  $       --  $       --  $       --  $       --  $       --
Weighted average number of shares
  outstanding--basic.................................      64,996      64,901      64,885      64,134      63,710
Weighted average number of shares
  outstanding--diluted...............................      65,432      64,901      64,885      64,134      65,134

BALANCE SHEET DATA (AS OF THE DATES INDICATED)
Cash and investments, short-term.....................  $  126,079  $  141,107  $  137,060  $  197,079  $  211,996
Cash and investments, long-term(5)...................  $       --  $       --  $       --  $   30,000  $   30,000
Working capital......................................  $  157,011  $  166,105  $  148,191  $  200,848  $  213,491
Property, plant and equipment, net...................  $   98,026  $  107,486  $  103,452  $  102,253  $   99,605
Total assets.........................................  $  412,454  $  405,698  $  402,302  $  513,359  $  495,372
Short-term borrowings................................  $       --  $       --  $       --  $    9,055  $    9,358
Long-term debt and other deferrals...................  $    1,500  $    3,636  $      617  $   56,375  $   55,054
Stockholders' equity.................................  $  287,988  $  295,618  $  277,537  $  319,640  $  326,226

------------------------

(1) In the nine months ended September 30, 1998, Parent acquired its Korean distributor for $4,000.

(2) Parent recognized an impairment in the value of certain previously capitalized software development costs in the first quarter of 1997 of $5,358. In addition, all remaining previously capitalized software development costs were fully amortized in 1997 to recognize the change in the estimated useful lives of older software product offerings.

(3) Operating income (loss) includes special charges of $10,307, $8,560, $18,858, $11,998, $(2,040) for the nine months ended September 30, 1998 and 1997 and for the years ended December 31, 1997, 1996, and 1995, respectively. The special charges relate primarily to the disposals of subsidiaries, related employee terminations, and streamlining of worldwide operations as well as the impairment in value of various assets. The $2,040 benefit reflects a downward adjustment of a prior year special charge associated with the reduced estimate for severance costs associated with the replacement and globalization of Parent's information systems.

(4) Operating income (loss) includes merger and acquisition related charges of $31,344 and $2,040, for the years ended December 31, 1996 and 1995. In 1996, Parent completed nine business combinations, seven of which were accounted for as purchase combinations. The purchase accounting allocations resulted in charges for in-process research and development (IPR&D) of $26,234. Parent also completed two acquisitions which were accounted for as a pooling of interests. Merger expenses of $5,110 were incurred with these acquisitions. In 1995, Parent completed five business combinations, two of which were accounted for as pooling of interests and three of which were accounted for as purchases. The purchase accounting allocations resulted in charges for IPR&D of $1,430. The merger related expenses associated with the pooling transactions in 1995 were $610.

   The results of operations include the purchases only from date of the respective acquisition forward. The results of operations for all acquisitions accounted for as pooling of interests are included for all periods presented.

(5) In the first quarter of 1997, Parent had an early termination of an interest rate swap agreement.

6. SOURCE AND AMOUNT OF FUNDS

    The discussion set forth in Section 9 of the Offer to Purchase and Section 6 of the First Supplement is hereby amended and supplemented as follows:

    Parent and Purchaser estimate that the total amount of funds required to acquire 2,100,000 Shares pursuant to the Offer (as amended and as described in this Second Supplement), and to pay all related costs and expenses relating thereto will be approximately $35 million. Purchaser plans to obtain all such funds through a capital contribution or a loan from Parent. Parent plans to provide such funds for such capital contribution or loan from its available cash and working capital.

7. BACKGROUND OF THE OFFER

    The discussion set forth in Section 10 of the Offer to Purchase and Section 7 of the First Supplement is hereby amended and supplemented as follows:

    On September 8, 1998, Parent announced that the waiting period under the HSR Act expired with respect to the Offer.

    On September 11, 1998, Dr. Walden C. Rhines, Gregory K. Hinckley and Dean M. Freed called the Special Meeting by delivering to the Company Agent Designations executed by holders of greater than 10% of the Shares (including Shares owned by Parent). Also on September 11, 1998, Parent commenced mailing its definitive Proxy Statement to the Company's stockholders accompanied by a letter to the Company's stockholders and on September 15, 1998, Parent filed a supplement to the Proxy Statement with the Commission.

    On September 17, 1998, the Company filed preliminary proxy revocation materials with the Commission and on September 21, 1998, the Company filed definitive proxy revocation materials with the Commission. On September 24, 1998, the Company filed additional definitive proxy materials with the Commission relating to the Company's business plan.

    On September 25, 1998, Parent delivered a letter to the Company Board calling on the Company Board to, among other things, stop its obstructionist and wasteful tactics. On September 28, 1998, Parent commenced mailing a letter to stockholders of the Company urging stockholders to tender their Shares and a copy of the September 25, 1998 letter to the Company Board.

    On September 29, 1998, Parent issued a press release stating that CT Corporation System, an independent tabulation firm retained by the Company, certified that the Agent Designations which had been solicited by Parent to call the Special Meeting and delivered by Parent on September 11, 1998 validly represented 17.26% of the Company's outstanding Shares.

    On October 1, 1998, the Company issued a press release stating the Company Board's decision to set the record date for the Special Meeting for November 10, 1998 and the meeting date for January 8, 1999.

    On October 15, 1998, Parent issued a press release stating that Institutional Shareholder Services Inc., one of the nation's leading institutional shareholder advisory firms, recommended to its clients that they vote in favor of Parent's Nominees and the other Parent's other proposals at the Special Meeting.

    On October 19, 1998, Parent commenced mailing a letter to stockholders of the Company stating that the location of the special meeting called by Parent for October 29, 1998 had been changed.

    On November 6, 1998, Parent and Bank of America entered into a definitive $200 million line of credit, in accordance with Bank of America's August 1998 commitment letter to Parent. Funds from the line of credit, together with working capital, will be used to pay for the Shares purchased pursuant to the Offer.

    On November 11, 1998, Parent commenced mailing a letter to stockholders of the Company urging stockholders to vote in favor of the Proposals.

    On December 3, 1998, Parent issued a press release announcing that the Court of Chancery of the State of Delaware invalidated the deferred redemption provision of the Rights Agreement. The release also stated that the Special Meeting will be held on January 8, 1999, as a result of the Court of Chancery upholding the Bylaw Amendment (as defined herein). See "Legal Proceedings."

    On December 3, 1998, the Company issued a press release announcing that the Court of Chancery of the State of Delaware ruled that the Bylaw Amendment was valid and that the Rights Agreement Amendment (as defined herein) was invalid. The Company also announced that it intended to immediately appeal the decision to the Delaware Supreme Court.

    On December 6, 1998, Dr. Walden C. Rhines, President and Chief Executive Officer of Parent, called Mr. Glen Antle, Chairman of the Board of Directors of the Company, to assure him that Parent remained willing to discuss a combination of the two companies and to consider an increased offer if due diligence showed greater value. During the evening of December 8, 1998, Parent's counsel called the Company's counsel to reiterate Parent's willingness to discuss a business combination. The Company's counsel told Parent's counsel that if Parent wished to raise its bid, it should begin consideration of a higher proposal. Parent's counsel stated that Parent would respond on December 9, 1998 to the Company's invitation. Also on December 8, 1998, the Company's financial advisor contacted Parent's financial advisor and stated that if Parent wished to raise its bid, it should begin consideration of a higher proposal. Parent's financial advisor stated that Parent would respond by 5:00 p.m. on December 9, 1998. The Company's financial advisor confirmed that responding in that time frame would be acceptable.

    On December 8, 1998, before Parent could submit its higher proposal and without informing Parent that the Company was involved in negotiations with a third party, the Company entered into a merger agreement with Cadence.

    On December 15, 1998, Parent issued a press release announcing that it is prepared to pay more for the Company in a negotiated transaction than the $14 per share price being proposed by Cadence. Parent also stated that the size of its merger proposal would be influenced by Parent's due diligence demonstrating greater value for the Company and the invalidation of the Termination Fee, the Reimbursement Fee and the Lock-Up Option. Also on December 15, 1998, Dr. Rhines sent the following letter to Mr. Keith R. Lobo, President and Chief Executive Officer of the Company:

                                                           December 15, 1998

    Mr. Keith R. Lobo
    President and Chief Executive Officer
    Quickturn Design Systems, Inc.
    55 West Trimble Road
    San Jose, California 96131

    Dear Keith:

        You and your fellow Quickturn directors have once again seriously breached your fiduciary duties to Quickturn's stockholders.

        Less than two weeks ago, the Delaware Court of Chancery found that you and the other Quickturn directors violated your fiduciary duties to the Quickturn stockholders in your attempt to defeat Mentor's all-cash offer by amending your poison pill. The Court found that you and the other Quickturn directors were "unable to articulate a cogent reason" for your poison pill amendment.

        That ruling should have caused you and the other Quickturn directors to act responsibly and to maximize value for your stockholders.

        After we received the Chancery Court's ruling, I called your Chairman Glen Antle to assure him that Mentor remained willing to discuss a combination of our companies and to consider an increased offer if due diligence showed greater value. Our advisers also called Quickturn representatives who invited us on December 8 to consider presenting a higher offer, even as they denied Mentor the opportunity to conduct any due diligence. Our investment banker and lawyer each separately informed Quickturn on December 8 that Mentor would respond to Quickturn's invitation the very next day. Your investment banker confirmed that responding on December 9 would be acceptable. The last of these conversations between the representatives occurred on the evening of December 8. Instead of waiting to see Mentor's higher offer so as to maximize stockholder value, you went ahead and signed a merger agreement with Cadence the same night, closing the door on the response we promised by 5:00 p.m. the next day.

        The actions of the Quickturn Board show that you and your fellow directors learned nothing from the Court's recent finding that you breached your fiduciary duty. When you learned that Mentor was likely to respond to your invitation to submit a higher bid, you rushed to sign a deal with Cadence, instead of waiting less than 24 hours for Mentor's higher offer. To make matters worse, you signed up for a transaction at a price representing only a small increase above our initial offer at a cost to Quickturn stockholders of an excessive break-up fee of 6.9% of the Cadence merger consideration, a lock-up option for Cadence to purchase 19.9% of Quickturn common stock, employment agreements for you and other members of management, and a peculiar provision that gives you the potential power to cause termination of the entire deal if you're not personally happy. To put it simply, you appear to have been willing to sign any deal--no matter how bad it might be for your stockholders--as long as you got the autonomy and perquisites you wanted.

        We are prepared to pay more for Quickturn in a negotiated merger transaction than the $14 per share price being proposed by Cadence. The size of our merger proposal will be influenced by Mentor's due diligence demonstrating greater value for Quickturn and the invalidation of the $10.6 million termination fee, the $3.5 million expense reimbursement fee and the lock-up option for Cadence to purchase 19.9% of Quickturn's common stock contained in the Cadence merger agreement that was entered into in breach of your fiduciary duties.

    Furthermore, we are continuing to evaluate our alternatives with respect to our existing tender offer.

        We are also filing suit against you and the other Quickturn directors as well as Cadence in connection with your new breach of your fiduciary duty to your stockholders.

                                                 Very truly yours,
                                                 /s/ Walden C. Rhines
        ------------------------------------------------------------------------
                                                 President and
                                                 Chief Executive Officer

    On December 15, 1998, the Company announced that it is committed to the merger with Cadence. Since December 15, 1998, Parent has sought to negotiate a business combination with the Company as well as to resolve the outstanding issues between the two companies and between Parent and Cadence.

    On December 28, 1998, Parent issued a press release announcing the terms of the Offer, as amended, and Dr. Rhines sent a letter to Mr. Lobo, a copy of which accompanies this Second Supplement.

8. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY

    The discussion set forth in Section 11 of the Offer to Purchase and Section 8 of the First Supplement is hereby amended and supplemented as follows:

    Purchaser and Parent will continue to seek to negotiate with the Company regarding the Proposed Merger. The purpose of the Offer is for Parent, through Purchaser, to increase its equity interest in the Company as the first step in completing the Proposed Merger between Purchaser and the Company. In the event that Parent is successful in invalidating all or any portion of the Break-Up Fee and the Proposed Merger with Purchaser or another direct or indirect subsidiary of Parent is consummated, Parent intends to pay to all stockholders whose Shares are converted pursuant to the Proposed Merger an amount per Share which is equal to the Offer Price, which is currently $14, plus the lesser of (a) $.60 and (b) the quotient of (i) seventy five percent (75%) of any portion of the Break-Up Fee which has been invalidated divided by (ii) the total number of Shares outstanding on the date immediately preceding the date of the closing of the Proposed Merger.

    Parent intends to pay the consideration it recovers if Parent is successful in invalidating the Break-Up Fee (as discussed in the preceding paragraph) in the Proposed Merger, as opposed to in the Offer, because Parent does not believe the litigation regarding the Break-Up Fee will be judicially resolved prior to the Expiration Date. Consequently, stockholders who tender their Shares in the Offer may receive slightly less cash per Share than stockholders who do not tender in the Offer and whose Shares are converted in the Proposed Merger.

    Parent stands ready to consider increasing the Offer Price and the price to be paid per Share in the Proposed Merger if negotiation and due diligence demonstrate greater value of the Company to Parent.

    In the event that the Proposed Merger is consummated, Purchaser intends to obtain all necessary funds through a capital contribution or a loan from Parent. Parent believes it will be able to provide the funds for such capital contribution or loan from its available cash and working capital and pursuant to the Credit Agreement described in the Offer to Purchase.

9. CERTAIN CONDITIONS OF THE OFFER

    The discussion set forth in Section 14 of the Offer to Purchase and Section 9 of the First Supplement is hereby amended and supplemented as follows:

    Purchaser has eliminated the Minimum Condition, the Section 203 Condition, the Rights Condition and the HSR Condition to the Offer. However, to the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Shares as would result in the occurrence of a Distribution Date, or cause the Purchaser to become an Acquiring Person, Purchaser expressly reserves the right, at any time and from time to time, to further amend the Offer to reduce the number of Shares sought in the Offer so that the number of Shares that Purchaser would own upon consummation thereof would represent such number of Shares then outstanding as would not result in the occurrence of a Distribution Date, or cause Purchaser to become an Acquiring Person, at such time. Such amendment to the Offer could be required in the event the Company amends the Rights Agreement, changes its capitalization by way of a recapitalization or takes certain other actions in respect of the Shares. Any such amendment of the Offer would be made in compliance with applicable rules and regulations of the Commission.

    Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its reasonable discretion, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if at any time on or after August 12, 1998, and prior to the Expiration Date, any of the following conditions shall exist:

        (a) there shall have been threatened, instituted or be pending any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, including any such requirements under California law, in addition to those required by federal securities laws and the DGCL (each as in effect on the date of the Offer to Purchase), in connection with the making of the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Parent or the consummation by Purchaser or any other affiliate of Parent of the Proposed Merger or other business combination with the Company, or seeking to obtain material damages in connection therewith; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries; (iii) seeking to impose or confirm limitations on the ability of Parent and its subsidiaries, including Purchaser, to exercise effectively full rights of ownership of any Shares (including the Rights associated with Shares), including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders; (iv) seeking to require divestiture by Parent and its subsidiaries, including Purchaser, of any Shares; (v) seeking any material diminution in the benefits expected to be derived by Parent, Purchaser or any other affiliate of Parent as a result of the transactions contemplated by the Offer or the Proposed Merger or any other similar business combination with the Company; (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect the Company or Purchaser or any other affiliate of Parent or the value of the Shares; or (vii) which otherwise, in the reasonable judgment of Purchaser, is likely to materially adversely affect the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of either the Company or any of its subsidiaries or Parent or any of its subsidiaries, including Purchaser;

        (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Purchaser, the Company or any subsidiary or affiliate of Parent or the

    Company or (ii) the Offer or the Proposed Merger or other business combination by Purchaser or Parent or any affiliate of Parent with the Company, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Proposed Merger, which, in the reasonable judgment of Purchaser, is likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

        (c) there shall have occurred any change, condition, event or development that, in the reasonable judgment of Purchaser, (i) is or is likely to be materially adverse to the business, operations (including, without limitation, results of operations), properties (including, without limitation, intangible properties), condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company or any of its subsidiaries or (ii) might materially adversely affect the Company or Purchaser or any other affiliate of Parent or the value of the Shares;

        (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq National Market, (ii) any decline, measured from the close of business on August 11, 1998, in the Standard & Poor's 500 Index by an amount in excess of 15%,
    (iii) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, currency exchange markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the reasonable judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on August 11, 1998, a material acceleration or worsening thereof;

        (e) other than the redemption of the Rights at the redemption price thereof in accordance with their terms as such terms have been publicly disclosed prior to the date of the Offer to Purchase, the Company or any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly, (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to the date of the Offer to Purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of the Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company, (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that, in the reasonable judgment of Purchaser, could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Parent or Purchaser, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of the Offer to Purchase, or
    (xi) amended or authorized or proposed any amendment to the Company's Articles of Incorporation or Bylaws, or Purchaser shall have become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of the Offer to Purchase;

        (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
    Schedule 13G on file with the Commission prior to the date of this Offer Purchase, (ii) any such person, entity or group that prior to the date of the Offer to Purchase had filed such a Schedule 13G with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), other than for bona fide arbitrage purposes, (iii) any person or group shall have entered into or amended a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any subsidiary or significant assets of the Company;

        (g) any required waiver, approval, permit, extension, authorization or consent of any governmental authority or agency (including those described or referred to in Section 15 of the Offer to Purchase) shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion;

        (h) Parent or Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or Parent, Purchaser or any other affiliate of Parent shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company;

        (i) (x) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger, (y) any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Parent of control of the Company) or (z) other than amendments publicly announced by the Company prior to December 23, 1998, the Rights Agreement shall have been amended in any material respect; or

        (j) Purchaser shall have determined in its reasonable discretion that
    Section 2115 of the California General Corporation Law (the "CGCL") applies to the Offer or the Proposed Merger;

which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Parent or Purchaser concerning any condition or event described in this Section 9 shall be final and binding on all parties.

10. LEGAL PROCEEDINGS

    The discussion set forth in Section 17 of the Offer to Purchase and Section 10 of the First Supplement is hereby amended and supplemented as follows:

COURT OF CHANCERY OF THE STATE OF DELAWARE

    On December 3, 1998, the Court of Chancery of the State of Delaware issued its post-trial opinion and final order in the litigation commenced by Parent against the Company and the Company Board following the announcement of the Offer. The Court of Chancery upheld the Bylaw Amendment adopted by the Company Board on August 21, 1998, which provides that the Company Board shall, upon the receipt of requests from one or more stockholders holding Shares in the aggregate entitled to cast not less than 10% of the votes at a special meeting, set a date for any meeting of not less than 90 days nor more than 100 days after the receipt and determination by the Company of the validity of such requests (the "Bylaw Amendment"), thus setting the Special Meeting for January 8, 1999 instead of December 11, 1998. Concurrently, the Court of Chancery invalidated the Rights Agreement Amendment (as defined below), also adopted by the Company Board on August 21, 1998, as a breach of fiduciary duties by the members of the Company Board and an unreasonable response to the Offer. The amendments to the Rights Agreement include removal of the so-called "dead-hand" provisions that required concurrence of the continuing directors to undertake certain actions after an individual or group became an Acquiring Person (as defined in the Rights Agreement) and the addition of a prohibition on the redemption or exchange of the Rights or any amendment to the Rights Agreement for a period of 180 days following an annual or special meeting at which a majority of the Company Board is elected, if such redemption, exchange or amendment is reasonably likely to facilitate a change in control transaction with any person or entity who proposed, nominated or supported a director elected at such annual or special meeting (the "Rights Agreement Amendment"). The Company appealed the Court of Chancery's invalidation of the Rights Agreement Amendment to the Supreme Court of the State of Delaware which has granted expedited treatment of the appeal.

    Parent and Purchaser commenced the litigation against the Company and the Company Board in the Court of Chancery on August 12, 1998. Parent amended its complaint on August 24, 1998 and September 11, 1998. As amended, the complaint sought an order (i) declaring that the Company Board's failure to redeem the Rights or to render the Rights inapplicable to the Offer and the Proposed Merger or to approve the Offer and Proposed Merger constituted a breach of the directors' fiduciary duties under Delaware law; (ii) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and Proposed Merger; (iii) declaring that the Company Board's failure to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL constituted a breach of the directors' fiduciary duties under Delaware law;
(iv) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL; (v) declaring that the adoption of the Bylaw Amendment and the Rights Agreement Amendment constituted a breach of the director's fiduciary duties under Delaware law; (vi) invalidating the Bylaw Amendment and Rights Agreement Amendment; (vii) declaring that any other actions taken by the Company Board designed to impede or which have the effect of impeding the Offer and the Proposed Merger would also constitute a breach of the directors' fiduciary duties under Delaware law; (viii) enjoining the Company Board from adopting any other measures designed to impede or which have the effect of impeding the Offer and the Proposed Merger, and (ix) declaring that the call of the Special Meeting by the Designated Agents on September 11, 1998 was effective to call a special meeting of the Company's stockholders for October 29, 1998, and to set the record date for determining the stockholders entitled to vote at the special meeting.

    On September 28, 1998, the Company filed a motion for summary judgment on all claims brought by Parent and Purchaser. The Court of Chancery heard oral argument on the Company's Motion for Summary Judgment on October 7, 1998 and, in a written opinion issued on October 9, 1998, denied the Company's motion in its entirety.

    On October 16, 1998, the Company filed a Motion for Preliminary Injunction seeking to enjoin the holding of the special meeting on October 29, 1998. In order to permit a decision on the merits before the special meeting, on October 27, 1998, Parent and the Company stipulated to and the Court of Chancery approved the adjournment of the special meeting from October 29, 1998 to November 24, 1998. On November 20, 1998, the parties further stipulated to and the Court of Chancery approved an adjournment of the special meeting from November 24, 1998 to December 11, 1998.

    A trial was held on October 19, 20, 23, 26 and 28, 1998. Post-trial briefing by the parties was completed on November 9, 1998. On December 2, 1998, the Court of Chancery issued its written opinion, holding that the adoption of the Rights Agreement Amendment constituted a breach of the directors' fiduciary duties to the Company's stockholders. The Court held that the Company Board's rationale for adopting the Rights Agreement Amendment was inconsistent with the terms of the Rights Agreement Amendment and further found that the Company Board was "unable to articulate a cogent reason" for the six month delay in the ability of a newly-elected board to redeem the Rights. The Court therefore invalidated the Rights Agreement Amendment as an unreasonable and disproportionate response to the Offer and Proposed Merger. The Court of Chancery's opinion also approved the validity of the Bylaw Amendment. Parent disagrees with the Court of Chancery's holding on the validity of the Bylaw Amendment and the effects of the Rights Agreement Amendment, as well as the underlying findings of fact in the opinion. On December 3, 1998, the Court of Chancery entered a final order invalidating the Rights Agreement Amendment, approving the Bylaw Amendment and determining that Parent properly called the Special Meeting of the Company's stockholders to consider the Proposals for January 8, 1999 with a record date of November 10, 1998 (the "Order").

    On December 3, 1998, the Company filed a Notice of Appeal with the Delaware Supreme Court. Parent has not appealed the Order. On December 7, 1998, the Delaware Supreme Court granted the Company's motion for an expedited appeal of the Court of Chancery's Order entered on December 3, 1998. Oral argument will be presented to the Delaware Supreme Court on December 29, 1998.

    On December 15, 1998, Parent commenced a new lawsuit in the Delaware Court of Chancery against the Company, the Company Board and Cadence. The suit alleges that the members of the Company Board have again breached their fiduciary duties and seeks to enjoin consummation of the proposed Cadence merger and to invalidate the Termination Fee, the Reimbursement Fee and the Lock-Up Option. Parent's complaint challenges that the Company Board failed to maximize stockholder value by excluding Parent from the process of selling the Company.

    On December 16, 1998, Parent moved for summary affirmance of the Order and on December 21, 1998, the Delaware Supreme Court denied Parent's motion.

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE

    In the federal securities litigation between Parent and the Company pending in the United States District Court for the District of Delaware (the "Delaware District Court"), Parent sought to require the Company to correct its disclosures relating to the Offer and the Special Meeting and the Company sought to require Parent to make corrective disclosures relating to the Offer and Parent's solicitation of Agent Designations and proxies for a special meeting of the Company's stockholders. On October 23, 1998, the United States District Court denied the separate applications for preliminary injunctive relief filed by Parent and the Company.

    Parent and Purchaser commenced the litigation against the Company in the Delaware District Court on August 12, 1998 seeking, among other things, a declaratory judgment that Parent and Purchaser have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to the Offer and the solicitation of Agent Designations. The complaint was subsequently amended by Parent and Purchaser on August 26, September 11 and October 16, 1998, to (i) include claims that materials filed by the Company with the Commission and public statements made by the Company in response to the Offer and the call of the Special Meeting contained false and misleading statements in violation of Sections 14(a), 14(d) and 14(e) of the Exchange Act and (ii) seek a declaratory judgment that Parent and Purchaser have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to the call of the Special Meeting and the solicitation of proxies in connection with the Special Meeting.

    On August 25, 1998, the Company filed an Answer and Counterclaim for Injunctive and Other Relief against Parent, Purchaser, certain officers of Parent and the Nominees. The counterclaim was subsequently amended and supplemented by the Company on September 14 and September 21, 1998. The counterclaim, as amended, alleges that the materials filed by Parent and Purchaser with the Commission in connection with the Offer, Parent's solicitation of Agent Designations and the call of the Special Meeting contain materially false and misleading statements and omissions in violation of Sections 14(a), 14(d) and 14(e) of the Exchange Act, and seeks (i) an injunction requiring Parent and Purchaser to correct their filings and prohibiting Parent and Purchaser from taking various actions in connection with the Offer, Parent's solicitation of Agent Designations and Parent's solicitation of proxies in connection with the Special Meeting and (ii) a declaration that Parent's solicitation of proxies in connection with the Special Meeting is invalid. Also on August 25, 1998, the Company filed a Motion for Preliminary Injunction with the Delaware District Court seeking to compel Parent and Purchaser to correct the disclosures in their filings with the Commission and to enjoin Parent, Purchaser and their agents from taking various actions in connection with the Offer, the Proposed Acquisition and Parent's solicitation of Agent Designations.

    On September 4, 1998, Parent and Purchaser filed a Motion for Preliminary Injunction with the Delaware District Court seeking to compel the Company to correct the disclosures in its filings with the Commission and to enjoin the Company or any of its agents from disseminating any further information or otherwise communicating with the Company's stockholders or taking any action with respect to the Offer, the Proposed Acquisition, Parent's solicitation of Agent Designations and the Special Meeting until at least thirty days after the Company makes corrective disclosures in its filings with the Commission.

    On September 8, 1998, Parent and Purchaser filed in Delaware District Court a Motion to Dismiss the Counterclaim for failure to state a claim upon which relief can be granted. Briefing on Parent and Purchaser's Motion to Dismiss was completed on September 23, 1998. The motion remains pending.

    On September 14, 1998, the Company filed a Motion for a Temporary Restraining Order with the Delaware District Court seeking to, among other things, (i) enjoin Parent and Purchaser from distributing proxy materials in connection with the Special Meeting and (ii) compel Parent and Purchaser to correct alleged misstatements in materials filed by Parent and Purchaser with the Commission. On September 16, 1998, the Delaware District Court heard oral argument on the Company's Motion for a Temporary Restraining Order and denied the motion at the conclusion of oral argument.

    The Delaware District Court heard oral argument on Parent and Purchaser's Motion for Preliminary Injunction on October 6, 1998, and heard oral argument on the Company's Motion for Preliminary Injunction on October 21, 1998. The Delaware District Court denied both motions on October 23, 1998.

    On November 3, 1998, Parent and Purchaser filed with the Delaware District Court a Motion for Preliminary Injunction seeking to compel the Company to correct disclosures in press releases and filings with the Commission regarding the ongoing patent litigation between Parent and the Company in the United States District Court for the District of Oregon (the "Oregon District Court") and to enjoin the Company and any of its agents from (i) disseminating any further information or otherwise communicating with the Company's stockholders with respect to the Offer, the Proposed Acquisition, Parent's solicitation of Agent Designations and the Special Meeting; (ii) taking any action in opposition to the Offer, the Proposed Acquisition, Parent's solicitation of Agent Designations or the Special Meeting until at least thirty days after the Company makes corrective disclosures in its filings with the Commission; and (iii) making any false and misleading statements regarding the Offer, the Proposed Acquisition, Parent's solicitation of Agent Designations and the Special Meeting. Later on November 3, 1998, Parent and the Company agreed that the expert reports of James Mack Folsom and Blaine F. Nye, Ph.D. concerning the Company's damages claims in the patent litigation between Parent and the Company would be publicly disclosed in redacted form. Based on this agreement, Parent determined not to continue with its Motion for Preliminary Injunction.

    Parent and Purchaser are filing with the Delaware District Court a motion for leave to file a fourth amended complaint against the Company, its President and Chief Executive Officer, Keith Lobo, Cadence, and its President and Chief Executive Officer, Jack Harding.

    The fourth amended complaint asserts additional claims for violations of securities laws, including Sections 14(a), 14(d) and 14(e) of the Exchange Act which are based on (a) the Company's failure to disclose prior to December 9, 1998 that (i) it had reversed its position that stockholders' interests would best be served by the Company remaining independent and pursuing its long term business plan; (ii) it had made contact with Cadence, given Cadence due diligence, and commenced negotiations with Cadence regarding an acquisition; and
(iii) Parent was misled and shut out of the bidding in favor of Cadence; and (b) the Company's failure to disclose in its December 9, 1998 filings with the Commission regarding the Cadence merger (i) adequate information regarding the reasons of the Company and the Company Board for accepting the Cadence merger;
(ii) sufficient information regarding the opinion of Hambrecht & Quist that the consideration to be received by stockholders in the Cadence merger is fair, from a financial point of view, including the analyses underlying the opinion; and
(iii) the terms or the identities of the recipients of the employment and non-compete agreements referenced in the Cadence merger agreement.

    The fourth amended complaint asserts additional claims for violations of
Section 14(a) of the Exchange Act which are based on the efforts of Messrs. Lobo and Harding to solicit stockholder support for the Company in connection with the Special Meeting. The fourth amended complaint seeks: a declaration that the defendants violated the securities laws; injunctive relief requiring the Company to comply with the securities laws and to refrain from making false or misleading statements; injunctive relief barring enforcement of the Cadence merger agreement and voiding all proxies obtained by the Company between the date it commenced negotiations with Cadence and the date ten business days after it makes full disclosure; a declaration that Parent and Purchaser are in full compliance with the Exchange Act and all other applicable securities laws, rules and regulations; and an award of costs and expenses, including attorneys' fees.

PATENT LITIGATION

    The trial of the action in the Oregon District Court is scheduled to begin on February 16, 1998. On November 13, 1998, the Oregon District Court granted summary judgment that Parent did not infringe one of the six Company patents at issue, denied Parent's summary judgment motions as to noninfringement, unenforceability and invalidity as to the remaining patents and denied the Company's motions for summary judgment that Parent infringed these remaining patents. The preliminary injunction prohibiting Parent from selling its SimExpress version 1.0 and 1.5 acceleration verification systems in the United States remains in effect pending trial in the Oregon District Court.

    Discovery on the issue of the damages, if any, caused by Parent's alleged infringement is to be completed by December 28, 1998. On October 5, 1998, the Company's expert submitted an analysis that calculates its compensatory damages at approximately $78.7 million. Parent's expert has submitted an analysis calculating the Company's compensatory damages, if any, caused by Parent's alleged infringement to be $0.5 million, and at the most, $1.1 million. The analysis of the expert witnesses for the Company and for Parent can be found on the World Wide Web at http://www.mentorg.com/file. In addition to compensatory damages, in the event the Oregon District Court finds that Parent's infringed the patents and that the infringement was willful, the Oregon District Court has discretion to enhance the jury award so that the total award is at most triple the amount awarded by the jury. The Oregon District Court also has the discretion, if it determines that the action qualifies as "an extraordinary case" (which typically requires a finding that the infringement was willful), to award the Company reasonable costs and attorneys' fees. Parent filed a motion for summary judgment in June 1998 seeking to limit potential damages. This motion was granted in part, denying the Company's request for damages with respect to alleged losses in stock value. The motion for summary judgment was also denied in part, with leave to refile the motion upon completion of damages discovery. Parent presently intends to refile its summary judgment motion.

    The Company and Parent have stipulated that any monetary sanctions arising from evidentiary issues in the United States International Trade Commission ("ITC") proceeding will not exceed $425,000, which amount includes expenses and has been paid by Parent to the Company. Parent has appealed the ITC Administrative Law Judge's recommendation of such sanctions, but no decision is expected until late 1999.

11. SCHEDULES

    The discussion set forth under "Other Information" of Schedule II of the Offer to Purchase and Section 11 of the First Supplement is hereby amended and supplemented as follows:

    Parent beneficially owns, directly or indirectly, an aggregate of 791,500 Shares, including the 100 Shares held of record by Purchaser and the Shares issuable upon exercise of the Warrant (representing approximately 4.4% of the Shares outstanding as of November 30, 1998). The Warrant entitles Parent to acquire 200,000 shares of Company Common Stock at an exercise price of $30.00 per share. Parent intends to sell the Warrant prior to the consummation of the Offer. Based on discussions with its financial advisor, Parent believes the value per share of the Warrant is between $0.40 and $0.80.

12. MISCELLANEOUS

    The discussion set forth in Section 18 of the Offer to Purchase and Section 12 of the First Supplement is hereby amended and supplemented as follows:

    Pursuant to Rule 14d-3 of Regulation 14D under the Exchange Act, Parent and Purchaser have filed with the Commission amendments to the Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from the same places and in the same manner as set forth in Section 7 of the Offer to Purchase except that they will not be available at the regional offices of the Commission.

December 28, 1998                         MGZ Corp.

    Facsimile copies (with manual signatures) of the revised Letter of Transmittal will be accepted. The revised Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below

                        THE DEPOSITARY FOR THE OFFER IS:

                       IBJ SCHRODER BANK & TRUST COMPANY

          BY MAIL:                     BY FACSIMILE:              BY HAND OR OVERNIGHT
                                                                        DELIVERY:
         P.O. Box 84                  (212) 858-2611                One State Street
    Bowling Green Station       Attn: Reorganization Dept.      New York, New York 10004
     New York, New York                                        Attn: Reorganization Dept.
         10274-0084                                           Securities Processing Window
 Attn: Reorganization Dept.                                               SC-1

                               CONFIRM RECEIPT OF FACSIMILE
                                       BY TELEPHONE:
                                      (212) 858-2103

    Any questions or requests for assistance or additional copies of the Offer to Purchase, the First Supplement, this Second Supplement and the revised Letter of Transmittal, and other tender offer materials, may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                        [MACKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON SMITH BARNEY

                            Seven World Trade Center
                            New York, New York 10048